Media release

Rio Tinto launches new debt reduction programme for up to $2.5 billion

22 May 2017

Rio Tinto will use its strong liquidity position to further reduce gross debt, today launching a bond purchase plan for up to $2.5 billion.

Under the plan, Rio Tinto has issued a redemption notice for approximately $1.72 billion of its 2019 and 2020 US dollar-denominated notes and commenced cash tender offers to purchase up to approximately $781 million of its five 2021, 2022 and 2025 US dollar-denominated notes.

Today’s announcement is part of the Rio Tinto Group’s ongoing capital management plan and follows the successful completion of a series of $7.5 billion US dollar-denominated note redemptions and repurchases in 2016.

1.     Redemption of Bonds

Rio Tinto today issued a notice of redemption for all of its 9.000 per cent notes due 1 May 2019 and for all of its 3.500 per cent notes due 2 November 2020 issued by Rio Tinto Finance (USA) Limited.  These notes are guaranteed by Rio Tinto plc and Rio Tinto Limited.  Approximately $1.719 billion in aggregate principal amount is outstanding. The redemption date is 21 June 2017.  For additional information, note holders may call the trustee and paying agent, The Bank of New York Mellon, at +1-212-815-5811.

2.     Cash Tender Offers

Rio Tinto Finance (USA) plc and Rio Tinto Finance (USA) Limited (each a “Company” and together, the “Companies”) are making cash tender offers to purchase up to approximately $781 million of the outstanding securities listed in the table below (the “Securities”), each guaranteed by Rio Tinto plc and Rio Tinto Limited (the “Securities”). The terms and conditions of the offers are described in the offer to purchase (the “Offer to Purchase”), dated 22 May 2017. Capitalized terms not otherwise defined in this announcement have the same meaning as assigned to them in the Offer to Purchase.

Title of Security	Issuer and Offeror	CUSIP/ISIN	Acceptance Priority Level	Outstanding Principal Amount	Early Tender Payment(1)	Fixed Spread (bps)	Reference U.S. Treasury Security	Bloomberg Reference Page

4.125% Notes due 2021	Rio Tinto Finance (USA) Limited	767201AN6/ US767201AN61	1	U.S.$579,979,000	U.S.$30	30	1.875% U.S. Treasury Notes due April 30, 2022	PX1
3.750% Notes due 2021	Rio Tinto Finance (USA) Limited	767201AQ9/ US767201AQ92	2	U.S.$627,029,000	U.S.$30	40	1.875% U.S. Treasury Notes due April 30, 2022	PX1
3.500% Notes due 2022	Rio Tinto Finance (USA) plc	76720AAC0/ US76720AAC09	3	U.S.$460,276,000	U.S.$30	45	1.875% U.S. Treasury Notes due April 30, 2022	PX1
2.875% Notes due 2022	Rio Tinto Finance (USA) plc	76720AAF3/ US76720AAF30	4	U.S.$513,642,000	U.S.$30	55	1.875% U.S. Treasury Notes due April 30, 2022	PX1
3.750% Notes due 2025	Rio Tinto Finance (USA) Limited	767201AS5/ US767201AS58	5	U.S.$1,200,000,000	U.S.$30	70	2.375% U.S. Treasury Notes due May 15, 2027	PX1

Note:
(1) Per U.S.$1,000 principal amount of Securities accepted for purchase.

The offer for the Securities (the “Offer”) will expire at 11:59pm, New York City time on 19 June 2017, unless extended (the “Expiration Date”). However, in order to be eligible to receive the Total Consideration (as defined below), which includes the $30 early tender payment referred to below, holders must tender by 5pm, New York City time on 5 June 2017 (the “Early Tender Deadline”).

The consideration (“Total Consideration”) for the Securities validly tendered and not validly withdrawn at or prior to the Early Tender Deadline and accepted for purchase by the relevant Company will be determined by the Dealer Managers based on a spread over the reference US Treasury Security, as set forth in the table above, in accordance with standard market practice as of 11am, New York City time, on 6 June 2017.

The consideration for each $1,000 principal amount of each series of Securities validly tendered after the Early Tender Deadline but on or prior to the Expiration Date and accepted for purchase by the relevant Company is equal to the Total Consideration for such series minus $30.

Holders whose Securities are accepted for purchase will also receive Accrued Interest on the relevant settlement date for the Offer.

The aggregate amount of each series of Securities that is purchased will be subject to the Maximum Tender Amount of $780,818,000, with the Acceptance Priority Level 1 being the highest and Acceptance Priority Level 5 being the lowest, provided that any Securities tendered at or prior to the Early Tender Deadline will be accepted for purchase in priority to any Securities tendered after the Early Tender Deadline, even if such Securities tendered following the Early Tender Deadline have a higher Acceptance Priority Level than Securities tendered on or prior to the Early Tender Deadline.  If the Offer is oversubscribed, then the Securities will be subject to proration as described in the Offer to Purchase.

The Companies may elect after the Early Tender Deadline and at or prior to the Expiration Date to accept the Securities validly tendered at or prior to the Early Tender Deadline. If the Companies exercise this right, the Securities tendered prior to the Early Tender Deadline and accepted for purchase will be settled promptly thereafter, expected to be on or about 7 June 2017. If this right is not exercised, all Securities tendered in the Offer and accepted for purchase will be settled promptly after the Expiration Date, expected to be on or about 20 June 2017.

Offers

The offers are subject to the satisfaction of certain conditions set forth in the Offer to Purchase. If any of the conditions are not satisfied or waived by the Companies, the Companies will not be obligated to accept for purchase, purchase or pay for validly tendered Securities, in each case subject to applicable laws, and may terminate the offers. The offers are not conditioned on the tender of a minimum principal amount of Securities.

Following consummation of the offers, the Securities that are purchased in the offers will be retired and cancelled and no longer remain outstanding.

The above dates and times are subject, where applicable, to the right of the Companies to extend, re-open, amend, and/or terminate the offers, subject to applicable laws. Holders of Securities are advised to check with any bank, securities broker or other intermediary through which they hold Securities when such intermediary would require to receive instructions to participate in, or withdraw their instruction to participate in, the offers before the deadlines set out above.

Holders of Securities are advised to read carefully the Offer to Purchase for full details of and information on the procedures for participating in the offers. Holders of Securities may access the Offer to Purchase at http://www.gbsc-usa.com/RioTinto.

The Dealer Managers for the Offer are Mizuho Securities USA LLC, Morgan Stanley & Co. LLC and RBS Securities Inc.

Questions regarding the offers may be directed to:

Mizuho Securities USA LLC Toll Free: +1 (866) 271 7403 Collect: +1 (212) 205 7736 London: +44 (0)20 7090 6442	Morgan Stanley & Co. LLC Toll Free: +1 (800) 624 1808 Collect: +1 (212) 761 1057 London: +44 (0)20 7677 0473	RBS Securities Inc. Toll Free: +1 (866) 884 2071 Collect: +1 (203) 897 2963 London: +44 (0)20 7678 5282

Copies of the Offer to Purchase may be obtained from the Depositary and Information Agent, Global Bondholder Services Corporation at +1 (866) 807 2200 (toll-free) or +1 (212) 430 3774 (collect) or in writing at 65 Broadway, Suite 404, New York, New York 10006.

Contacts

media.enquiries@riotinto.com

www.riotinto.com

  Follow @RioTinto on Twitter

Media Relations, EMEA/Americas

Illtud Harri

T +44 20 7781 1152

M +44 7920 503 600

David Outhwaite

T +44 20 7781 1623

M +44 7787 597 493

David Luff

T +44 20 7781 1177
M +44 7780 226 422

Investor Relations, EMEA/Americas

John Smelt

T +44 20 7781 1654

M +44 7879 642 675

David Ovington

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M +44 7920 010 978

Media Relations, Australia/Asia

Ben Mitchell

T +61 3 9283 3620

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Anthony Havers

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M +61 459 847 758

Investor Relations, Australia/Asia

Natalie Worley

T +61 3 9283 3063

M +61 409 210 462

Rachel Storrs

T +61 3 9283 3628

M +61 417 401 018

Nick Parkinson T +44 20 7781 1552 M +44 7810 657 556

Rio Tinto plc

6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885

Rio Tinto Limited

120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

NOTICE AND DISCLAIMER

This press release is neither an offer to purchase, nor a solicitation of an offer to sell the Securities or any other securities. The Companies are making the offers only by, and pursuant to, the terms of the Offer to Purchase. The offers are not being made in any jurisdiction in which the making of or acceptance thereof would not be in compliance with the securities laws, blue sky laws or other laws of such jurisdiction. None of the Companies, the Guarantors, the Dealer Managers, the Depositary or the Information Agent is making any recommendation as to whether Holders should tender or refrain from tendering their Securities in response to the Offers or how much they should tender. Each Holder must make his, her or its own decision as to whether to tender or refrain from tendering Securities and, if a Holder determines to tender, as to how many Securities of each Series to tender.

OFFER AND DISTRIBUTION RESTRICTIONS

This announcement and the Offer to Purchase do not constitute an offer or an invitation to participate in the Offers in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such offer or invitation or for there to be such participation under applicable laws. The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Offer to Purchase comes are required by each of the Companies, the Guarantors, the Dealer Managers the Depositary and the Information Agent to inform themselves about and to observe any such restrictions.

United Kingdom

The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Offers is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom, and are only for circulation to persons to whom they can lawfully be circulated outside the United Kingdom or to persons within the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Order), or within Article 43(2) of the Order, or within Article 49(2)(a) to (d) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (such persons together being the “Relevant Persons”). This announcement, the Offer to Purchase and any other documents or materials relating to the Offers are  only available to Relevant Persons and the transactions contemplated herein will be available only to, and engaged in only with, Relevant Persons, and this Offer to Purchase must not be relied or acted upon by persons other than Relevant Persons.

Belgium

None of this announcement, the Offer to Purchase nor any other documents or materials relating to the Offers in respect of each Series of Securities have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (“Authorite des services et marches financiers/Autoriteit financiele diensten en markten”) and, accordingly, the Offers may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of 1 April 2007 on public takeover bids (the “Belgian Takeover Law”) as amended or replaced from time to time. Accordingly, the Offers may not be advertised and the Offers will not be extended, and none of this announcement, the Offer to Purchase nor any other documents or materials relating to the Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than (i) to “qualified investors” in the sense of Article 10 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account or (ii) in any circumstances set out in Article 6, § 4 of the Belgian Takeover Law. This announcement and the Offer to Purchase have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offers. Accordingly, the information contained in this announcement and the Offer to Purchase may not be used for any other purposes or disclosed to any other person in Belgium.

France

The Offers are not being made, directly or indirectly, to the public in France. None of this announcement, the Offer to Purchase nor any other documents or offering materials relating to the Offers in respect of each Series of Securities have been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portfeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code monétaire et financier, are eligible to participate in the Offers. Neither this announcement nor the Offer to Purchase has been submitted to the clearance procedures (visa) of the Autorité des marchés financiers.

Italy

None of this announcement, the Offer to Purchase nor any other documents or materials relating to the Offers have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations.

The Offers are being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended (the “Issuers’ Regulation”). The Offers are also being carried out in compliance with article 35-bis, paragraph 7 of the Issuers' Regulation.

A holder of Securities located in the Republic of Italy can tender Securities through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Securities or the Offers.

General

Neither this announcement nor the Offer to Purchase constitutes an offer to buy or a solicitation of an offer to sell Securities, and tenders of Securities in the Offers will not be accepted from Holders, in any jurisdiction in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require an Offer to be made by a licensed broker or dealer and a Dealer Manager or its affiliate is such a licensed broker or dealer in such jurisdictions, the Offer shall be deemed to be made on behalf of the relevant Company by such Dealer Manager or such affiliate, as the case may be, and no Offer is made in any such jurisdiction where the relevant Dealer Manager or its affiliate is not so licensed.